SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PRESENTATION FOR ANALYSTS AND INVESTORS

JULY, 2024

Eletrobras

Eletrobras

DISCLAIMER

This presentation may contain **estimates and projections** that **are not statements of past fact** but reflect the **beliefs and expectations of our management** and may constitute estimates and projections about **future events** within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "might", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify **estimates that necessarily involve risks and uncertainties, whether known or not.**

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political and business conditions in** Brazil and abroad, **changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of** consumer **use of electricity, competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans,** existing and future **government regulations,** and other risks described in our annual report and other documents filed with the CVM and SEC.

Estimates and projections refer only to the date on which they were expressed, and we assume **no obligation to update any of these estimates or projections** due to the occurrence of new information or future events. Future results of operations and initiatives of the Companies may differ from current expectations and **investors should not rely solely on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding.**

Eletrobras

AGENDA

1. Eletrobras at a glance
2. Financial indicators
3. Energy market
4. Investments and portfolio management
5. Relevant topics under discussion



1 ELETROBRAS AT A GLANCE

SHAREHOLDING STRUCTURE

Eletrobras

Common Shares

Government - 46.6%

Other Shareholders - 53.4%

Total Capital

Government - 42.7%

Other Shareholders - 57.3%

"*True Corporation*" with voting limited to 10% for all shareholders

R&D

- Eletrobras CEPEL

Generation and Transmission

- CGT Eletrosul
- Eletrobras Eletronorte
- Eletrobras Chesf

Equity Holdings

- Eletrobras Eletropar
- Eletronuclear

18 Affiliates

8 Generation

1 Transmission

6 Distribution

3 Equity holdings

62 SPEs (37 *Clusters*[1])

21 Transmission companies

12 Hydroelectric plants

04 Wind plants

After the merger of Furnas on July 1st, 2024

[1] Cluster accounting groups together those SPEs that have subsidiaries, considering only one SPE for each cluster

MANAGEMENT AND GOVERNANCE



Board of Directors
Auditing
CEO
Ivan de Souza Monteiro
1 Operations and Security
2 Expansion Engineering
3 Energy Trading
4 Strategy and Business Development
5 Regulation and Institutional Relations
6 Finance and Investor Relations
7 Governance, Risks, Compliance and Sustainability
8 Supplies and Services
9 People, Management and Culture
10 Legal
11 Innovation, R&D, Digital and IT
Antônio Varejão
Robson Pinheiro
Ítalo Tadeu Freitas Filho
Elio Wolff
Rodrigo Limp
Eduardo Haiama
Camila Araújo
Renato C. S. Carreira
José Renato Domingues
Marcelo Siqueira
Juliano Dantas

ASSETS OVERVIEW

- Transmission Segment


Own
With Partners

- 73,795 Km of transmission lines
- 38% of Brazil's total

- Power Generation Segment

	Plants	Installed Capacity
Hydro	47	42.2 GW
Wind & Solar	44	0.7 GW

- 43 GW of installed capacity
- 20.9 aGW Assured Capacity[1]
- 21% of Brazil's total installed capacity



(1) Includes corporate ventures and stakes in SPEs.



2 FINANCIAL INDICATORS

BALANCE SHEET

Eletrobras

Transmission contractual asset - the right to the consideration arising from the construction of Transmission developments, under the concession contracts

Compulsory loans totals around R$ 3.3 billion of the R$ 6.2 billion in bonds and linked deposits

Affiliates: Eletronuclear, CTEEP and other, being R$ 7.3 billion in net assets and R$ 7.5 billion in illiquid assets

Jointly controlled companies: Norte Energia, Belo Monte Transmissora, Energia Sustentável do Brasil and IE Madeira

Eletrobras Balance Sheet 1Q24 — R$ billion

Total Assets	**264.4**
Current assets	**45.2**
Cash and cash equivalents	12.2
Financial Applications	5.8
Accounts receivable	5.0
Inventory	0.4
Recoverable taxes	1.1
Other current assets	20.7
Loans and Financing	0.5
Transmission Contract Asset	10.6
Taxes and social contributions	2.8
Assets held for sale	3.2
Miscellaneous	3.7
Non-current assets	**219.4**
Long-term assets	**69.8**
Deferred taxes	7.9
Transmission Contract Asset	50.1
Bonds and linked deposits	6.2
Restricted cash	2.6
Miscellaneous	3.0
Investments	**33.6**
Equity Holdings	32.5
Holdings in affiliates	14.8
Holdings in jointly controlled companies	17.7
Other Investments	1.1
Fixed assets	**35.7**
Fixed assets in operation	30.8
Fixed assets in progress	4.9
Intangible	**79.4**

Total Liabilities	**264.4**
Current liabilities	**29.0**
Suppliers	1.9
Tax obligations	0.7
Loans and financing	14.5
Inventory	0.4
Other obligations	7.2
Obligations arising from Law 14,182/2021	2.2
Provisions, excluding compulsory loans	0.3
Provisions for compulsory loans	1.9
Non-current liabilities	**122.9**
Loans and Financing	**46.4**
Other obligations	**47.1**
Post-employment benefits	5.4
Obligations arising from Law 14.,182/2021	37.7
Onerous contracts	0.8
Miscellaneous	3.1
Deferred taxes	**6.0**
Provisions, excluding compulsory loans	**9.1**
Provisions for compulsory loans	**14.3**
Shareholders' Equity	**112.6**
Share capital	**70.0**
Capital reserve	**11.8**
Profit reserve	**37.8**
Retained earnings/losses	**0.3**
Other comprehensive income	**-7.3**

Obligations related to privatization: CDE and river basins – slides 16 and 17

NET ASSETS

Holdings	Market value - R$ million[1]	Eletrobras' Stake # Shares (ON and PN)	Share in Eletrobras Portfolio (%)
CTEEP	3,634	137,705,865[2]	52.35
Equatorial MA	1,489	54,845,715	21.45
EMAE	832	14,416,333	11.98
CELESC	289	4,147,007	4.16
Energisa	214	4.711.420	3.08
COELCE	158	5,498,897	2.28
Equatorial Pará	181	21,860,694	2.60
CEEE-D	60	3,154,671	0.87
AES Brazil	30	3,164,735	0.43
Others	55	2,499,215	0.79
Total	**6,941**	**252,004,552**	**100.00**

On July 18, 2024, Eletrobras priced the public offering to sell 93 million shares in CTEEP



[1] Data as of 04/30/24
[2] Eletrobras' stake reflects the public offering priced on July 18, 2024

Classification: Internal



Eletrobras

ILLIQUID ASSETS

Holdings	Stake (%)	Value (R$ million)	Share in Eletrobras Portfolio (%)
Eletronuclear	68.0	7,298	28.8
Norte Energia S.A	49.6	5,118	20.2
Jirau Energia S.A.	40.0	3,617	14.3
Belo Monte Transmissora de Energia S.A.	49.0	2,207	8.7
Interligação Elétrica do Madeira S.A.	49.0	2,027	8.0
Mata de Santa Genebra Transmissão S.A.	49.9	673	2.7
Companhia Energética Sinop	49.0	640	2.5
Empresa de Energia São Manuel	33.3	579	2.3
Interligação Elétrica Garanhuns S.A.	49.0	563	2.2
Others	24.5 to 54.0	2,615	10.3
Total	**24.5 to 68.0**	**25,336**	**100**

P&L

Eletrobras

INCOME STATEMENT | Regulatory (R$ billion)	1Q24			2023		
	Regulatory	Adjustment	Adjusted	Regulatory	Adjustment	Adjusted
Generation	6.4	0.0	6.4	26.6	0.0	26.6
Transmission	5.1	0.0	5.1	18.2	0.0	18.2
Other	0.1	0.0	0.1	0.4	0.0	0.4
Gross Revenue	**11.6**	**0.0**	**11.6**	**45.3**	**0.0**	**45.3**
(-) Deductions from Revenue	-1.9	0.0	-1.9	-7.3	0.0	-7.3
Taxes	-1.2	0.0	-1.2	-5.0	0.0	-5.0
Sector Charges	-0.6	0.0	-0.6	-2.3	0.0	-2.4
CFURH	-0.2	0.0	-0.2	-0.7	0.0	-0.7
Other Charges	-0.4	0.0	-0.4	-1.6	0.0	-1.7
Other Deductions	0.0	0.0	0.0	0.0	0.0	0.0
Net Revenue	**9.7**	**0.0**	**9.7**	**38.0**	**0.0**	**38.0**
PMSO	-1.7	0.0	-1.7	-9.0	1.7	-7.3
Energy purchased for resale	-0.9	0.0	-0.9	-3.7	0.0	-3.8
Fuel for electricity production	-0.5	0.0	-0.5	-2.0	0.0	-2.0
Charges on use of the electricity grid (TUST)	-1.0	0.0	-1.0	-3.5	0.0	-3.5
Operating provisions	-0.5	-0.1	-0.7	-2.2	1.4	-0.7
Other operating income and expenses	0.0	0.0	0.0	1.3	-1.3	0.0
EBITDA, before Shareholdings	**5.1**	**-0.1**	**5.0**	**18.9**	**1.7**	**20.6**
Shareholdings	0.4	0.0	0.4	1.6	0.0	1.6
EBITDA	**5.6**	**-0.1**	**5.4**	**20.5**	**1.7**	**22.2**
D&A	-1.5	0.0	-1.5	-5.6	0.0	-5.6
EBIT	4.1	-0.1	4.0	14.9	1.7	16.6
Financial Results	-2.9	0.2	-2.7	-11.6	2.2	-9.4
EBT	1.2	0.1	1.3	3.3	3.9	7.2
Income Tax and Social Contribution	-0.4	0.0	-0.4	2.8	-4.1	-1.3
Net profit	**0.8**	**0.1**	**0.9**	**6.1**	**-0.2**	**5.9**
Discontinued operations	0.0	0.0	0.0	-0.3	0.3	0.0
Net income, continuing operations	**0.8**	**0.1**	**0.9**	**5.8**	**0.1**	**5.9**

Financial compensation for the use of water resources

Personnel, Material, Services and Others

Includes R$ 432 million in provision for Amazonas Energia

Classification: Internal

FOCUSING ON FINANCIAL DISCIPLINE

- Net debt evolution
R$ billion



36.7
38.1
39.0
41.8
42.9
2.0
2.1
2.0
2.2
2.4
mar/23
jun/23
sep/23
dec/23
mar/24
Net Debt
Net Debt/ Adj EBITDA (LTM)

- Debt maturity schedule - including R$ 16.4 billion raised in Apr and Jun/24
R$ billion



Proforma gross debt of R$ 72.5 billion in Jun/24
28.8
16.4
12.4
4.6
5.9
0.2
8.1
6,0
0.1
7.7
6.9
5.6
32.3
10.4
21.9
Cash
2024
2025
2026
2027
2028
After 2029
Amortizations until Jun/24
Funding

Average term: 50.3 months
Average cost: 11.42% p.a.
(CDI + 0.8318%)

- Following the funding transactions held in April and June 2024, and considering current assumptions and macroeconomic projections, the average cost of debt indexed to the CDI **decreased by 58 bps** compared to 4Q23. This resulted in an average cost of **CDI + 0.8318% p.a.** at the end of the period and extended the **average term of the debt by approximately 2.9 months**

Classification: Internal

ADVANCES IN FINANCIAL MANAGEMENT

- **Liability management:** Diversification of funding sources and standardization of financial instruments documentation - review of debenture deeds

+

- **Capital optimization within the group** - Eletronorte and CGT Eletrosul went public in Category B
- Consolidated cash management by the holding company
- SAP standardization between Eletrobras and subsidiaries
- Simplification of cost centers

~R$ 5.5 billion

in debentures issued in April/24

1st joint and coordinated issuance by Eletrobras with standardized instruments resulting in lower costs

~R$ 10.9 billion

Raised in June/24

Funds raised abroad - R$ 4 billion

Commercial paper notes - R$ 2 billion

CHESF Debentures - R$ 4.9 billion

GUARANTEES

— Guarantees provided by Eletrobras - R$ million

Project	Creditor	% Guarantee Eletrobras	Balance due on 31/03/24 (R$ million)	End of contract
Angra I	Santander	100	70.2	Aug-27
Angra III	BNDES	100	3,107	Jun-36
Angra III	CEF	100[1]	2,766	Jun-38
Belo Monte	BNDES, CEF & BTG	49.98	13,903	Mar-41 & Jan-42

[1] Financing from CEF with a guarantee from the National Treasury and a counter-guarantee from Eletrobras through the *Equity Support Agreement*.

Classification: Internal

Eletrobras

OBLIGATIONS OF THE PRIVATIZATION PROCESS LAW 14,182/2021

CDE payment by Eletrobras

Eletrobras to pay R$ 32.1 billion to the Energy Sector Development Fund (CDE).

Payment method : (i) R$ 5 billion, paid after the new concession contracts are signed; and (ii) R$ 27 billion, in annual contributions, starting in 2023, for 25 years.

The payment aims to reduce the impact of inflation on energy tariffs.

Basin Revitalization and Infrastructure Improvements

Revitalization of the São Francisco and Parnaíba basins for 10 years: R$ 3.5 billion, to be paid in annual contributions of R$ 350 million.

Revitalization of the Furnas reservoir for 10 years: R$ 2.3 billion, to be paid in annual contributions of R$ 230 million.

Reducing the cost of energy in the Amazonia Legal area: R$ 2.95 billion, to be paid in annual contributions of R$ 295 million over 10 years.

FLOW OF PAYMENTS TO CDE AND REGIONAL FUNDS

R$ million

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
PMT	**2,224**	**2,857**	**3,500**	**4,142**	**4,142**	**4,142**	**4,142**	**4,142**	**4,166**	**3,266**
CDE	1,284	1,926	2,569	3,211	3,211	3,211	3,211	3,211	3,211	3,266
Regional Funds	940	931	931	931	931	931	931	931	955	-

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
PMT	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**	**3,266**
CDE	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266	3,266
Reg. Funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Flow of obligations related to Law 14,182/2021, with disbursements for: (i) payments to the CDE and (ii) implementation of basin revitalization programs and projects in the Amazonia Legal area. As of March/2024. The inflation adjustment index is the IPCA.

ELETROBRAS *RATINGS*

	S&P Global	MOODY'S	FitchRatings
Sovereign	**BB**	**Ba2**	**BB**
Eletrobras			
Global	BB -	Ba2	BB-
SACP - stand-alone credit profile	bb -	Ba3	N/A
Brazilian national scale	brAAA/brA-1+ Stable	N/A	AA(bra)
Outlook	Stable	Stable	Negative
Date	Dec-23	May-24	May-24

S&P and Moody's

- Added the **financial obligations of the privatization** to Eletrobras' gross debt

Fitch

- Added **off-balance guarantees**, including Belo Monte and Angra





Eletrobras

3 ENERGY MARKET

POWER GENERATION

Example: 07/05/24 (typical day)


Solar
Wind
Thermal
Hydro
PLD SE
Generation/Demand (aMW)
100
80
60
40
20
0
250
200
150
100
50
0
PLD (R$/MWh)
Difference Settlement Price
demand
0:00
2:00
4:00
6:00
8:00
10:00
12:00
14:00
16:00
18:00
20:00
22:00

Overview:

- Smaller relative reservoir (more intermittent sources of energy)
- More relevant hydroelectric portfolio
- Greater volatility: pricing of peak service

HOURLY EVOLUTION


Hourly PLD from 06/26 to 07/09 (BRL/MWh)
N
NE
S
SE
1600
1400
1200
1000
800
600
400
200
0
06/26/24
06/27/24
06/28/24
06/29/24
06/30/24
07/01/24
07/02/24
07/03/24
07/04/24
07/05/24
07/06/24
07/07/24
07/08/24
07/09/24


Hourly Premium by Source*
(BRL/MWh)
10
5
0
-5
-10
-15
1
1
-7
1
-3
-7
5
1
-10
2
4
-7
SE
S
NE
N
Hydro
Wind
Solar

From 06/26 to 07/09/24, excluding the 28th which we consider an outlier. On 06/28 we saw the following deviations from the flat contract (BRL/MWh): +16.9 (Hydro), +2.7 (Wind) and -58.4 (Solar).

- Structural oversupply comes from alternative and intermittent sources, leading to greater market volatility
- PLD above the floor since 06/26 - return of hourly price variation => hydro production being the biggest beneficiary
- Rising short-term prices create opportunities to sell energy at higher prices in the coming years, potentially exceeding market expectations

ENERGY BALANCE

Energy Balance (aMW) 1Q24	2024	2025		2026		2027	
Resources with no impact on the balance Sheet [1]	**1,192**	**1,192**		**1,192**		**946**	
Resources (A)	14,213	15,356		16,529		17,621	
Own resources [2][3][4][5]	12,861	14,155		15,416		16,590	
Hydro	12,668	13,905		15,166		16,340	
Wind	193	250		250		250	
Energy Purchase	1,352	1,201		1,112		1,031	
Limit =>		**Lower**	**Higher**	**Lower**	**Higher**	**Lower**	**Higher**
Sales (B)	**11,658**	**7,994**	**9,994**	**6,594**	**8,094**	**5,749**	**6.749**
ACR – Except quotas	3,707	3,094		3,094		2,999	
ACL – Bilateral Contracts + Short Term Market implemented (range)	7,951	4,900	6,900	3,500	5,000	2,750	3,750
Average Prices Implemented Contracts							
Limit =>		**Lower**	**Higher**	**Lower**	**Higher**	**Lower**	**Higher**
Average Price of Sales Contracts (ACR and ACL - R$/MWh) - lagged by 1 quarter	189	165	175	175	195	180	210
Balance (A - B)	**2,555**	**7,362**	**5,362**	**9,935**	**8,435**	**11,872**	**10.872**
Balance considering estimated hedge [6]	**1,242**	**4,831**	**2,831**	**7,174**	**5,674**	**8,898**	**7,898**
Decontracted energy considering hedge estimate [8]	**8%**	**29%**	**17%**	**40%**	**32%**	**48%**	**43%**

Assured Capacity (aMW)	2024	2025	2026	2027
Hydro	17,118	17,105	17,104	16,979
Thermal	1,073	1,073	1,073	1,073
Wind	134	134	134	134
Total	**18,324**	**18,312**	**18,311**	**18,185**

Details of the Energy Balance are reported in the Earnings Release.

+274 clients vs 1Q23

Focus on attracting end customers

Sale of decontracted energy with price upsides



Eletrobras

4 INVESTMENTS AND PORTFOLIO MANAGEMENT

RESUMPTION OF INVESTMENT CAPACITY AND ADVANCES IN PORTFOLIO MANAGEMENT

Investments


9,018
5,174
1,202
1,679
1,494
235
382
721
663
2,211
3,062
252
1,183
1,545
766
5
585
38
281
202
91
2022
2023
1Q24
SPEs
Transmission (maintenance)
Generation (maintenance)
Transmission (reinforcements and improvements)
Generation (implementation and expansion)
Others

Portfolio management main highlights (Equity Value in R$):

Sale

- Signature for the sale of TPPs - Jun/24 (R$ 4.7 billion)
- Sale of Candiota - Jan/24 (R$ 72 million)
- Sale of COPEL stake - Sep/23 (R$ 125 million)
- Transfer of Dardanelos HPP - Sep/23 (R$ 785 million)

Purchase

- Consolidation of Retiro Baixo HPP - Nov/23 (R$ 222 million)
- Consolidation of Baguari - Oct/23 (R$ 875 million)
- Consolidation of Teles Pires - Sep/23 (R$ 334 million)

Focus on asset portfolio optimization

More active management: control and consolidation of SPEs

Value creation, dividend distribution and return on investment

Classification: Internal

GROWTH IN TRANSMISSION

- Evolution Associated RAP
(R$ million)



2,085
364
1,060
590
69
12
2,085
RAP
NEW RAP
Auction 01/2022
Auction 01/2023
Reinforcements and improvements
Auction 01/2024
TNE

TYPE	CAPEX ANEEL (R$ billion)	RAP (R$ million)
Auction 01/2022	0.13	12
Auction 01/2023	0.79	69
Auction 01/2024	5.60	590
Large-scale improvement	3.66	590
Large-scale reinforcements	3.05	470
TNE[1]	3.05	364
Total	**16.27**	**2,085**

[1] CAPEX and RAP for the entire project and does not include the ongoing arbitration process to adjust the RAP

Note: The large-scale reinforcements and improvements have been granted by ANEEL and the auctions have been approved by ANEEL.

R$ 16.3 billion
CAPEX

+R$ 2.1 billion
per associated RAP

Classification: Internal


~R$5.6 bi
CAPEX
+R$590m
RAP
38%
Of the total number of transmission lines in Brazil

TRANSMISSION AUCTION 001/2024

- Average discount of 40.78%
- Investments of ~R$ 18.2 billion (ref. ANEEL) for 15 lots offered in 14 states
- +27 registered bidders, average of 7.2 bidders per lot
- There were no cases of empty lots (no bids)

- **Eletrobras won 4 lots**
- **Annual RAP of R$ 590.5 million and ANEEL CAPEX of R$ 5.6 billion**
- **Auction reinforces the resumption of the Company's investment capacity**

Eletrobras' participation in the auction aligns closely with its capital discipline strategy aimed at creating shareholder value

— Lots acquired by Eletrobras

LOTS	UF	TL (km)	TERM (months)	CAPEX ANEEL (R$ MN)	RAP ANEEL (R$ MN)	OFFERED RAP (R$ MN)	DISCOUNT (%)
09	SC	6	42	190.6	28.7	11.6	59.4%
01	CE and PI	538	60	1,768. 7	284.5	162.4	42.9%
05	CE, PB, PE, AL, BA and PI	1,116.2	66	2,649.7	438.6	302.0	31.1%
03	EC	336.7	60	983.4	156.7	114.5	26.9%
TOTAL				5,592.4	908.5	590.5	



5 RELEVANT TOPICS FOR DISCUSSION

ARBITRATION WITH FEDERAL GOVERNMENT

- The Direct Action of Unconstitutionality (ADI) deals exclusively with the application of the 10% voting right limitation to s held by the Federal Government before the privatization

- A decision issued by Justice Minister Nunes Marques, the ADI rapporteur, referred the case to the Federal Administr Conciliation and Arbitration Chamber (CCAF) "to attempt conciliation and a consensual and amicable solution betwee parties"

- Discussions within the CCAF started on January 1st, 2024

On April 4, 2024, we announced the extension of the discussions for another 90 days

COMPULSORY LOANS

— Total inventory of compulsory loan provision R$ billion



Inventory 1Q23
24.2
Risk reduction initiatives (e.g. discount for settlements)
2.3
Conviction payments
1.6
Payment of approved agreements
3.9
Reclassification of agreements to liabilities (awaiting ratification)
1.5
Monetary update (Selic rate)
1.1
Inventory 1Q24
16.0
-R$ 8.2 billion
-34%

— Other effects 1Q24 (legal settlements)

R$ 2.0 billion
Off-balance elimination

R$ 0.1 billion
possible

R$ 1.9 billion
remote

R$ 68 million
In amounts released from judicial deposits and other guarantees such as shares from affiliates

The Compulsory Loan was created in 1962 to expand and improve the power sector in Brazil

After Decree-Law 1,512/76, the compulsory loan was levied only on **large industrial energy consumers**, and its repayment was ensured through the issue of Eletrobras preferred shares

Lawsuits currently discuss the criteria for updating such amounts, being Eletrobras responsible for paying for this update.

* Considering that Eletrobras has already entered into legal settlements with Creditors, which are only awaiting approval for due payment, the amounts have been reclassified to liabilities

Classification: Internal

ELETRONUCLEAR - DISCUSSIONS ON THE AGENDA



Eletrobras
ENBPar
Energia limpa
Minority
67.947%
ON: 35.901%
PN: 99.993%
32.048%
ON: 64.096%
PN: 0.000%
0.005%
ON: 0.003%
PN: 0.007%
Eletro nuclear
Energia Limpa

○ Angra 1 - General aspects:

- Authorization to operate expires on December 23, 2024
- Receipt of authorization renewal by the National Nuclear Energy Council (CNEN) to extend useful life by up to 20 years
- Estimated CAPEX of around R$ 3.3 billion needed for the extension
- Profitability defined for the investment: Regulatory WACC of 7.26%

○ Angra 3 - Financial aspects[1]:

- Construction began in 2009 and was suspended in 2015
- Estimated incremental CAPEX of ~R$ 23- 30 billion
- Eletrobras guarantees the debt with BNDES (R$ 3.2 billion) and CEF[2] (R$ 2.8 billion)
- Project with zero NPV and a pre-defined cost of equity of 8.88% per year

[1] BNDES was hired by Eletronuclear under Law 14,120/2021 to carry out studies to update the Angra 3 tariff calculations, which will be submitted to the CNPE. The studies are pending completion by BNDES.

[2] Financing from CEF with a guarantee from the National Treasury and a counter-guarantee from Eletrobras through the *Equity Support Agreement*

PERIODIC RAP REVIEW - RTP 2023



— ANEEL RAP estimate
R$ million[1]
-16%
8,960
729
3,229
4,179
823
7,566
1,081
3,246
2,587
652
RAP cycle 23-24 in force
RAP cycle 23-24 revised
Incremental
O&M
Armored - economic component
Armored - new investments RTP 2018

RAP Review – extended contracts

- The amounts related to the financial component of the RBSE, the bidding contracts and the Adjustment Portion are not included in the RAP estimates
- The **retroactive effects** of the 2023 RTP result will be paid via the **Adjustment Portion (PA)** in the 24-25 Cycle

[1] Values as of June/23 excluding PIS, COFINS and CDE

AMAZONAS ENERGIA

Settlement of Amazonas Energia's current default with the sale of thermal plants:

Immediate assumption by Âmbar of the credit risk associated with the energy contracts in this portfolio

- In the event of an operation involving the transfer of control of the DisCo, Eletrobras will assign the credits against the DisCo to Âmbar. In return, the Company will have an equity option - call

Contracts + DCIs 12/31/23	Principal overdue	Charges overdue	Total overdue	Principal due	Final Balance due
Eletrobras	577	1,499	2,077	3,540	**5,616**
Eletronorte	1,012	861	1,874	750	**2,624**
Financial Debt[1]				**Total**	**8,240**

Provisioning 12/31/23	R$ million	%
Eletrobras	4,590	63
Eletronorte	2,640	37
Total	**7,230**	100

[1] The difference between financial debt and provisioning is that provisioning freezes the value of the debt at that point in time, while the debt continues to incur interest.
The accounting debt is 100% provisioned
DCIs: Debt Confession Instruments

Eletrobras

RBSE - BASIC NETWORK OF THE EXISTING SYSTEM

What is RBSE?

Unindemnified assets prior to May 2000

In 2H16, Eletrobras recognized R $25.8 billion in values of that time

Ordinance No. 120/2016 regulating the receipt of RBSE:

- Reincorporation of the amount due in the tariff base
- Payment term of 8 years
- Index for updating until incorporation into revenue was Cost of Equity - Ke

- **Consumers went to court against the payment of RBSE, and the issue was again discussed with the regulator, involving methodological questions.**

RBSE discussion

- Postponed or anticipated flow in the amortization period;
- Divide payments of RBSE financial component in 2 flows:
  - disputed portion (start of payment in 2020, Ke applied until 2020, payment in 8 years)
  - undisputed portion started being paid in 2017, payment in 8 years
- WACC as of Jul/23 - WACC: 7.26% p.a. (RTP 2023) instead of WACC of 7.71% p.a. (RTP 2018)

ANEEL meeting of 05/21/24: no decision taken by ANEEL's Executive Board

- Status: 2 votes in favor of changing RBSE's payment flow and one director requested to review both cases.

RBSE

— RBSE Revenues
R$ million


4,175
706
2,441
2,441
2,441
6,284
6,284
6,284
6,284
6,284
2023-24
2024-25
2025-26
2026-27
2027-28
2028-29
2020-30
2030-31
2031-32
2032-33
2033-42
Financial Component
Economic Component

Eletrobras

Investor Relations

+55 21 2514-6331| ri@eletrobras.com

www.eletrobras.com/ri